EXHIBIT 99

PRESS RELEASE

Magna Posts 2025 Annual Report

AURORA, Ontario, March 27, 2026 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that its 2025 Annual Report, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements, Annual Information Form (AIF) and Form 40-F, are now available on the company’s website, www.magna.com. Magna has also filed these documents with the Canadian Securities Administrators (accessible through its website at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (accessible through its website at www.sec.gov/edgar).

Our 2026 Annual Meeting of Shareholders will be held on Monday, May 4, 2026, commencing at 10:00 a.m. (Eastern Daylight Time). The meeting is being conducted as a virtual-only meeting accessible at www.virtualshareholdermeeting.com/MGA2026.

Magna will provide a paper copy of its audited financial statements as contained in our 2025 Annual Report to shareholders, free of charge, on request through our website, www.magna.com, or in writing to Magna International Inc., Attn: Corporate Secretary, 337 Magna Drive, Aurora, Ontario L4G 7K1, Canada.

INVESTOR CONTACT
Louis Tonelli, Vice President, Investor Relations
louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice President, Corporate Communications & PR
tracy.fuerst@magna.com │ 248.761.7004

ABOUT MAGNA
Magna is one of the world’s largest automotive suppliers and a trusted partner to automakers in the industry’s most critical markets—North America, Europe, and China. With a global team and footprint spanning 28 countries, we bring unmatched scale, trusted reliability, and proven execution. Backed by nearly seven decades of experience, we combine deep manufacturing expertise with innovative vehicle systems to deliver performance, safety, and quality.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.